EXHIBIT 99.2

                             ROLLINS INVESTMENT FUND
                            2170 PIEDMONT ROAD, N.E.
                             ATLANTA, GEORGIA 30324

                                                                  March 5, 2001



David A. Jenkins
Joseph M. Turner
EP MedSystems, Inc.
100 Stierli Court, Suite 107
Mt. Arlington, N.J. 07856

         Re: Formation of Cardiac Capital, LLC
             Investment in EP MedSystems, Inc.

Dear David and Joe:

     Reference is hereby made to the letter agreement, dated February 16, 2001 (the "Letter Agreement"), among Rollins Investment Fund ("RIF"), EP MedSystems, Inc. ("EPMD") and David Jenkins concerning voting and other agreements made in connection with the contemplated investment by Cardiac Capital, LLC ("Cardiac Capital") in EPMD pursuant to a Common Stock and Warrant Purchase Agreement, dated as of February 16, 2001 (the "Purchase Agreement"), all as described in EPMD's Preliminary Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on February 16, 2001. As we have agreed to make certain modifications to the Purchase Agreement and, contemporaneously herewith, have entered into an Amended and Restated Common Stock and Warrant Purchase Agreement (the "Amended Purchase Agreement"), certain provisions of the Letter Agreement are no longer relevant.

     This shall serve to evidence our current agreement that the Letter Agreement is hereby terminated and deemed null and void and of no further effect and that we hereby agree as follows:

     In order to induce EPMD to sell the securities contemplated to be sold to Cardiac Capital pursuant to the Amended Purchase Agreement (the "EPMD Securities"), RIF agrees to cause Cardiac Capital to wait one year after the consummation of the purchase of the EPMD Securities, before it shall have the right to require EPMD to register the securities with the SEC. In order to induce RIF to agree to such delay of Cardiac Capital's registration rights, David Jenkins agrees that for the period of one year from the consummation of the purchase of the EPMD Securities, he shall not, and he shall use his best efforts to cause his spouse, lineal descendants and any trust for the benefit of

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any of them not to,  sell any  shares  of common  stock of EPMD  owned by any of them. This restriction shall terminate on the first anniversary of the consummation of the purchase of the EPMD Securities pursuant to the Amended Purchase Agreement (as such agreement may be further amended by the parties thereto in accordance with its terms)..

     Notwithstanding anything to the contrary contained in the Operating Agreement of Cardiac Capital between RIF and David Jenkins, the decision of Cardiac Capital to exercise its rights under the Registration Rights Agreement after the first anniversary of the closing of the Amended Purchase Agreement to require EPMD to register the EPMD Securities with the SEC may be taken by RIF in its sole judgment, without the consent of David Jenkins.

     Please acknowledge your agreement with the foregoing by signing where indicated below.


                                         Sincerely,

                                         Rollins Investment Fund


                                         By:
                                             -------------------------------
                                                  General Partner

Agreed to and accepted this 5th day of March, 2001


---------------------------------------------
David A. Jenkins

Agreed to and accepted this 5th day of March, 2001

EP MedSystems, Inc.


By:
    ----------------------------------------
         Joseph M. Turner
         Chief Financial Officer